SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33840; File No. 812-15067

KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC

 April 16, 2020

AGENCY: Securities and Exchange Commission (the "Commission").

ACTION: Notice.

Notice of an application for an order pursuant to section 6(c) of the Investment Company Act of 1940 (the "1940 Act") for an exemption from sections 18(a)(2), 18(c), and 18(i) of the 1940 Act, pursuant to section 6(c) and 23(c) of the 1940 Act for an exemption from rule 23c-3 under the 1940 Act, and for an order pursuant to section 17(d) of, and rule 17d-1 under, the 1940 Act.

SUMMARY OF APPLICATION: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares of beneficial interest ("Shares") and to impose asset-based service and/or distribution fees and early withdrawal charges.

Applicants: KKR Credit Opportunities Portfolio (the "Initial Fund") and KKR Credit Advisors (US) LLC (the "Adviser").

Filing Dates: The application was filed on September 11, 2019, and amended and restated on December 16, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 11, 2020, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service.

Pursuant to rule 0-5 under the 1940 Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: c/o Mike Nguyen, by e-mail to Mike.Nguyen@kkr.com.

FOR FURTHER INFORMATION CONTACT: Jay M. Williamson, Senior Counsel, at (202) 551-3393, or David Nicolardi, Branch Chief, at (202) 551- 6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained by searching the Commission's website, at http://www.sec.gov/search/search.htm, using the application's file number or the applicant's name, or by calling the Commission at (202) 551-8090.

Applicants' Representations:

      1.   The Initial Fund is a newly organized Delaware statutory trust that is registered under the 1940 Act as a closed-end management investment company and classified as a non-diversified investment company. The Initial Fund's investment objective is to seek to provide attractive risk-adjusted returns and high current income.

      2.   The Adviser, a Delaware organized limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser serves as investment adviser to the Initial Fund.

3.   The applicants seek an order to permit the Initial Fund to offer investors multiple classes of Shares with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges.

4.   Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors,[1] or any entity controlling, controlled by, or under common control with the Adviser, or its successors, acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either rule 23c-3 under the 1940 Act or rule 13e-4 under the Securities Exchange Act of 1934 (the "1934 Act") (each such closed-end management investment company a "Future Fund" and, together with the Initial Fund, each a "Fund," and collectively the "Funds").[2]

5.   The Initial Fund currently issues a single class of Shares (the "Initial Class Shares"). The Initial Class Shares are currently being offered on a continuous basis pursuant to a registration statement under the Securities Act of 1933 at their net asset value per share. The Initial Fund, as a closed-end management investment company, does not continuously redeem Shares as does an open-end management investment company. Shares of the Initial Fund are not listed on any securities exchange and do not trade on an over-the-counter system. Applicants do not expect that any secondary market will ever develop for the Shares.

6.   If the requested relief is granted, the Initial Fund intends to offer multiple classes of Shares, such as the Initial Class Shares and a new Share class (the "New Class Shares"), or

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[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] The Initial Fund and any Future Fund relying on the requested relief will do so in compliance with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the requested relief is listed as an applicant.

any other classes. Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time.

7.   Applicants state that, from time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described of the Initial Class and New Class Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and service plan as to such class; (2) voting rights with respect to a distribution and service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in the application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a distribution and service plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act.

8.   Applicants state that, in order to provide some liquidity to shareholders, the Initial Fund is structured as an "interval fund" and makes quarterly offers to repurchase between five percent and twenty-five percent of its outstanding Shares at net asset value, pursuant to rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. Any other investment company that intends to rely on the requested relief will provide periodic liquidity to shareholders in accordance with either rule 23c-3 under the 1940 Act or rule 13e-4 under the 1934 Act.

9.   Applicants represent that any asset-based distribution and servicing fee of a Fund will comply with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory

Authority ("FINRA Rule 2341").[3] Applicants also represent that each Fund will disclose in its prospectus the fees, expenses, and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, each Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports[4] and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.[5] In addition, applicants will comply with applicable enhanced fee disclosure requirements for fund of funds, including registered funds of hedge and private equity funds.[6]

10.   Each Fund and its distributor (the "Distributor") will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end management investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements apply to the Fund and the Distributor. Each Fund or the Distributor will contractually require that any other distributor of the Fund's Shares comply with such requirements in connection with the distribution of Shares of the Fund.

11.   All expenses incurred by a Fund will be allocated among its various classes of Shares based on the net assets of the Fund attributable to each class, except that the net asset

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[3] Any references to FINRA Rule 2341 include any successor or replacement rule that may be adopted by FINRA.

[4] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

[5] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

[6] Fund of Funds Investments, Investment Company Act Release Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also rules 12d1-1, et seq. under the 1940 Act.

value and expenses of each class will reflect the expenses associated with the distribution and service plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class. Expenses of a Fund allocated to a particular class of the Fund's Shares will be borne on a pro rata basis by each outstanding Share of that class. Applicants state that each Fund will comply with the provisions of rule 18f-3 under the 1940 Act as if it were an open-end management investment company.

12.   Applicants state that the Initial Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future by a Fund will comply with rule 11a-1, rule 11a-3, and rule 18f-3 as if the Fund were an open-end management investment company.

13.   Applicants state that the Initial Fund does not currently impose, nor does it currently intend to impose, an early withdrawal charge. In the future, however, a Fund may impose an early withdrawal charge on shares submitted for repurchase that have been held less than a specified period. Each Fund may waive the early withdrawal charges on repurchases for certain categories of shareholders or transactions to be established from time to time. Applicants state that each Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the 1940 Act as if the Fund were an open-end management investment company.

14.   The Initial Fund, operating as an interval fund pursuant to rule 23c-3 under the 1940 Act, does not presently intend to, but a Fund (including the Initial Fund in the future) may, offer its shareholders an exchange feature under which the shareholders of the Fund may, in

connection with the Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end management investment companies or (ii) other registered closed-end investment companies that comply with rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in rule 23c-3 under the 1940 Act. Any exchange option will comply with rule 11a-3 under the 1940 Act, as if the Fund were an open- end management investment company subject to rule 11a-3. In complying with rule 11a-3 under the 1940 Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (a "CDSL").[7]

15.   Applicants state that the Initial Fund does not currently, nor does it currently intend to, impose a repurchase fee, but may do so in the future.[8] If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with section 18 of the 1940 Act and rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently

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[7] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, is a distribution-related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund.

[8] Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

with the requirements of rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open-end management investment company. In addition, the Fund's waiver of, scheduled variation in, or elimination of the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end management investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Applicants state that the creation of multiple classes of Shares of the Funds may violate section 18(a)(2) because the Funds may not meet section 18(a)(2)'s requirements with respect to a class of Shares that may be a senior security.

2.   Section 18(c) of the 1940 Act provides, in relevant part, that a registered closed-end management investment company may not issue or sell any senior security which is a stock if immediately thereafter the company will have outstanding more than one class of senior security that is a stock. Applicants state that the creation of multiple classes of Shares of a Fund may be prohibited by section 18(c), as a class may have priority over another class as to payment of dividends because shareholders of different classes would pay different fees and expenses.

3.	Section 18(i) of the 1940 Act generally provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Shares of a Fund may violate section 18(i) of the 1940 Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4.	Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of the 1940 Act, or from any rule or regulation under the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants request an exemption under section 6(c) from sections 18(a)(2), 18(c), and 18(i) to permit the Funds to issue multiple classes of Shares.

5.	Applicants submit that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit each Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder options. Applicants assert that the proposed closed-end management investment company multiple class structure does not raise the concerns underlying section 18 of the 1940 Act to any greater degree than open-end management investment companies' multiple class structures that are permitted by rule 18f-3 under the 1940 Act. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end management investment company.

Early Withdrawal Charges

1.   Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end management investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

2.   Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) under the 1940 Act permits an interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of the proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

3.   Section 23(c)(3) of the 1940 Act provides that the Commission may issue an order that would permit a closed-end management investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

4.   Applicants request relief under section 6(c), discussed above, and section 23(c)(3) from rule 23c-3 to the extent necessary for each Fund to impose early withdrawal charges on shares of the Fund submitted for repurchase that have been held for less than a specified period.

5.   Applicants state that the early withdrawal charges they intend to impose are functionally similar to CDSLs imposed by open-end management investment companies under rule 6c-10 under the 1940 Act. Rule 6c-10 permits open-end management investment companies

to impose CDSLs, subject to certain conditions. Applicants note that rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. Applicants state that these same policy considerations support imposition of early withdrawal charges in the interval fund context, and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges. In addition, applicants state that early withdrawal charges may be necessary for the Fund's Distributor to recover distribution costs from shareholders who exit their investments early. Applicants represent that any early withdrawal charge imposed by a Fund will comply with rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end management investment companies. Each Fund will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning CDSLs.

Asset-Based Service and/or Distribution Fees

1.　　　　Section 17(d) of, and rule 17d-1 under, the 1940 Act prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.　　　　Rule 17d-3 under the 1940 Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end management investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the 1940 Act. Applicants request an order under

section 17(d) of, and rule 17d-1 under, the 1940 Act, to the extent necessary, to permit each Fund

to impose asset-based service and/or distribution fees (in a manner similar to rule 12b-1 fees for

an open-end management investment company). Applicants have agreed to comply with rules

12b-1 and 17d-3 as if those rules apply to closed-end management investment companies, which

they believe will resolve any concerns that might arise in connection with a Fund financing the

distribution of its Shares through asset-based service and/or distribution fees.

For the reasons stated above, applicants submit that the exemptions requested under section 6(c)

are necessary and appropriate in the public interest and are consistent with the protection of

investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants further submit that the relief requested pursuant to section 23(c)(3) will be consistent

with the protection of investors and will insure that applicants do not unfairly discriminate

against any holders of the class of securities to be purchased. Finally, applicants state that the

Funds' imposition of asset-based service and/or distribution fees is consistent with the provisions,

policies, and purposes of the 1940 Act and does not involve participation on a basis different

from or less advantageous than that of other participants.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the

following condition:

Each Fund relying on the requested order will comply with the provisions of rules 6c-10,

12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended

from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applies to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary